TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	3,663,854
Cash segregated in compliance with federal regulations		136,832
Accounts receivable		350,377
Receivable from clearing broker, including clearing deposit of $250,000		796,657
Securities pledged under subordinated loan agreement		3,000,000
Security deposits and other assets		715,984
Property and equipment, net		118,797
	$	8,782,501
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,123,382
Soft dollar payables		30,335
Deferred revenue		63,779
Due to related party		13,603
Total liabilities		2,231,099
Liabilities subordinated to claims of general creditors		3,000,000
Members' equity		3,551,402
	$	8,782,501

See accompanying notes to financial statements.